Exhibit 12.1

Statement Regarding Computation of Earnings to Fixed Charges

	Three Months Ended March 31, 2007	Period from February 17, 2006 to December 31, 2006
	(in thousands)	(in thousands)
Fixed Charges:
Interest expensed	$9,481	$43,018
Interest capitalized	200	651
Amortization of debt issuance costs	408	3,470
Total fixed charges	$10,089	$47,139
Earnings:
Pre-tax income from continuing operations	$17,032	$47,254
Add: Total fixed charges above	10,089	47,139
Add: Distributions of income from equity investees	—	34
Less: Interest capitalized	(200)	(651)
Total earnings	$26,921	$93,776
Ratio of Earnings to Fixed Charges	2.7	2.0